                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 11-K


   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934


                  For the fiscal year ended: December 31, 2001

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

             For the transition period from __________ to __________

                         Commission File Number: 1-10147

              THE REYNOLDS AND REYNOLDS COMPANY 401(K) SAVINGS PLAN

                            (Full Title of the Plan)

                        THE REYNOLDS AND REYNOLDS COMPANY

                   115 SOUTH LUDLOW STREET, DAYTON, OHIO 45402

           (Name of Issuer and Address of Principal Executive Offices)

       THE REYNOLDS AND REYNOLDS
       COMPANY 401(k) SAVINGS
       PLAN

       Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31,
       2001 and Supplemental Schedule as of
       December 31, 2001 and Independent Auditors'
       Report

THE REYNOLDS & REYNOLDS COMPANY
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        PAGE

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
   AND FOR THE YEAR ENDED DECEMBER 31, 2001:

   Statements of Net Assets Available for Benefits                        2

   Statement of Changes in Net Assets Available for Benefits              3

   Notes to Financial Statements                                        4 - 7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001  -

   Schedule H, Line 4i - Schedule of Assets Held at End of Year           8

INDEPENDENT AUDITORS' REPORT


The Reynolds and Reynolds Company
  401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Reynolds and Reynolds Company 401(k) Savings Plan (formerly known as The Reynolds and Reynolds Company Tax Deferred Savings and Protection Plan) (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Dayton, Ohio
June 14, 2002

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

ASSETS                                               2001             2000

INVESTMENTS, At fair value (Notes B and H):
  Mutual Funds                                  $262,400,865     $288,580,706
  Participant Directed Brokerage Accounts          4,268,819        4,546,280
  Participant Loans (Note A)                      13,236,266       14,773,084
                                                ------------     ------------
          Total investments                      279,905,950      307,900,070

CASH                                                  83,570          432,682
                                                ------------     ------------
          Total assets                           279,989,520      308,332,752

LIABILITIES

Accrued expenses                                     174,146
Life insurance premiums payable                                        10,335
                                                ------------     ------------
          Total liabilities                          174,146           10,335
                                                ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS               $279,815,374     $308,322,417
                                                ============     ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

ADDITIONS:
  Participant contributions                                  $  17,254,014
  Employer contributions                                         6,675,093
  Participant rollover contributions                               989,048
  Interest and dividends                                         3,403,711
                                                             -------------
           Total additions                                      28,321,866
                                                             -------------

DEDUCTIONS:
  Net depreciation in fair value of investments (Note H)        35,531,750
  Distributions to participants (Notes A and B)                 26,063,744
  Administrative expenses                                          516,174
                                                             -------------
           Total deductions                                     62,111,668
                                                             -------------
NET DECREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS BEFORE TRANSFER                                 (33,789,802)

TRANSFER FROM OTHER PLAN (Note G)                                5,282,759

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                            308,322,417
                                                             -------------
  End of year                                                $ 279,815,374
                                                             =============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

A.     DESCRIPTION OF PLAN

       The following brief description of The Reynolds and Reynolds Company 401(k) Savings Plan (formerly known as The Reynolds and Reynolds Company Tax Deferred Savings and Protection Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       GENERAL - The Plan is a defined contribution savings plan and is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All salaried, non-union hourly and certain groups of union employees of The Reynolds and Reynolds Company (the "Company") are eligible to participate upon the first day of employment. The Plan is administered by a Committee appointed by the Company.

       CONTRIBUTIONS - Eligible employees may elect to become participants by contributing from 1% to 20% of their earnings through tax-deferred payroll deductions. Generally, the Company contributes 40% of the first 3% of the participant's compensation, provided that the participant contributes at least 3% of compensation to the Plan. The Company also makes an additional employer discretionary contribution ("ERD") each year to eligible employees, which is a flat dollar amount that is the same for each participant. These contributions are made at the Company's discretion and currently are based on the Company's return on equity.

       PARTICIPANT ACCOUNTS - Participants may invest their account balances in any of the 18 mutual funds or the participant directed brokerage account offered by the Plan. Each participant's account is credited with the participant's contribution and their proportionate share of the Company's contributions and the Plan's earnings. Allocations are based on daily valuation accounting, as provided in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING AND DISTRIBUTIONS - Participants' accounts, except for balances related to ERD, are fully vested at all times. Vesting in the ERD amounts is 0% until three years from the participant's hire date, at which time they become 100% vested. A participant who has reached the age of 59-1/2 may elect to withdraw all or a portion of their account.

       Participants may also apply for hardship withdrawals from their tax-deferred contribution accounts, subject to approval by the Plan's Committee.

       Distributions and withdrawals under this Plan are subject to federal income tax withholding as prescribed by Section 3405 of the Internal Revenue Code and the regulation thereunder or any other withholding required by law.

       LOANS - Participants may borrow from their account (excluding insurance for the plan year ended December 31, 2000) on the terms specified by the Committee. The maximum loan amount is defined in the Plan agreement and, in any case, cannot exceed the amount credited to the participant's account. A loan to a participant is funded by a reduction of the participant's 401(k) account prorated based on the current balance of each respective fund.

       The interest rate on loans is determined monthly using the prime rate of interest plus 1%. Interest on the loan is paid back directly into the participant's account. Loan repayments are made through payroll deductions but can be repaid in full at any time.

       FORFEITURE ACCOUNT - Funds that are forfeited by participants are transferred to a forfeiture holding account and invested in the JP Morgan Stable Value Fund. The forfeiture holding account is used to offset next year's ERD. The account is also used to rebuild a rehired participant's account if the ERISA break-in-service rules determine the participant is entitled to any previously forfeited funds.

       TRUSTEES - On October 1, 2001, the Plan changed trustees from INVESCO to JP Morgan/American Century.

       RECLASSIFICATIONS - Certain prior year balances have been reclassified to conform with current year presentation.

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       VALUATION OF GUARANTEED INVESTMENT CONTRACTS - The Plan's investment in the benefit responsive guaranteed investment contracts is valued at contract value which approximates fair value. Contract value represents contributions made by participants and the Company, plus interest at the contract rate, less withdrawals or transfers by participants.

       INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are stated at fair value, determined by quoted prices in an active market, of the underlying assets of the funds. Security transactions are recorded on trade dates. Gains and losses are computed using the specific-identification method.

       The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

       UNIVERSAL LIFE POLICIES were available to the participants of the Plan during plan year 2000. The universal life policies were allocated life insurance contracts and, therefore, were not included as assets of the Plan. These policies covered the participant and the participant's spouse or children. The Plan discontinued offering the universal life policies during plan year 2001.

       PAYMENT OF BENEFITS - Benefits are recorded when paid.

C.     INVESTMENT CONTRACTS

       JP MORGAN STABLE VALUE FUND - The Plan has entered into guaranteed investment contracts issued by a variety of insurance companies and financial institutions. JP Morgan was the investment manager for this Fund as of December 31, 2001. At December 31, 2001, the fund included $74,339,558 of fully benefit responsive guaranteed investment contracts with contract interest rates ranging from 4.44% to 7.64% and an average yield of 6.19% based on contract value and cash equivalents of $917,559. At December 31, 2000, the guaranteed investment contracts were held in a Certus Fixed Income Fund that was managed by Certus Asset Management. At December 31, 2000, this fund included $59,641,889 of fully benefit responsive guaranteed investment contracts and cash equivalents of $6,024,445. No valuation reserves are recorded against these contracts.

D.     INCOME TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated February 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E.     CASH VALUES EARNED FROM LIFE INSURANCE POLICIES

       Participants in the life insurance fund earned $109,242 in cash values from life insurance policies for the year ended December 31, 2000.

F.     RELATED-PARTY TRANSACTIONS

       Certain Plan investments are shares of common stock of the Reynolds & Reynolds Company, the Plan Sponsor, and shares of mutual funds managed by JP Morgan/American Century, the trustee, and INVESCO, the former trustee of the Plan. These transactions qualify as party-in-interest transactions.

G.     TRANSFER FROM OTHER PLAN

       During 2000, the Company purchased the HAC Group LLC. In 2001, $5,282,759 of net assets related to the HAC Group's 401(k) plan was transferred to the Plan.

H.     INVESTMENTS

       The following presents investments that represent five percent or more of the Plan's net assets:

                                                           December 31, 2001                     December 31, 2000
                                                     --------------------------------  ------------------------------------
                                                        Number                                Number
                                                          of               Fair                 of               Fair
                                                        Shares            Value               Shares             Value
JP Morgan Stable Value Fund                             752,571       $ 75,257,117
Barclays Global Investors S&P 500 Stock Fund            698,559         22,717,124
American Century International Growth Fund            1,840,627         14,688,209
American Century Growth Fund                          1,325,974         25,962,580
American Century Heritage Fund                        2,510,133         27,285,150
American Century Strategic Alloc: Moderate Fund       2,515,426         14,866,168
PIMCO Capital Appreciation Fund                       2,171,388         35,480,480
Brandywine Fund                                                                                874,886      $ 25,712,913
Certus Fixed Income Fund                                                                     5,700,203        65,666,234
IRT 500 Index Fund                                                                             828,119        26,234,800
IRT International Equity Fund                                                                  923,231        19,313,986
MFS Growth Opportunities Fund                                                                3,259,581        38,397,865
MFS Investor Growth Fund                                                                     1,076,506        18,451,307
PIMCO Capital Appreciation Fund                                                              2,255,452        45,627,789

       During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $35,531,750 as follows:

Mutual Funds                                            $34,358,481
Participant Directed Brokerage Accounts                   1,173,269
                                                        -----------
                                                        $35,531,750
                                                        ===========

I.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all benefits will be distributed to participants and beneficiaries in proportion to their respective account balances.

                                     ******

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                     (c)
                                   (b)                               Description of Investment Including                   (e)
                      Identity of Issuer, Borrower,              Maturity Date, Rate of Interest, Collateral,            Current
   (a)                   Lessor or Similar Party                            Par or Maturity Value                         Value
          Mutual Funds:
    *       American Century                              Small Cap Value, 165,743 shares                          $     1,329,259
    *       American Century                              Growth, 1,325,974 shares                                      25,962,580
    *       American Century                              Heritage, 2,510,133 shares                                    27,285,150
    *       American Century                              International Growth, 1,840,627 shares                        14,688,209
    *       American Century                              Strategic Alloc: Aggr, 21,269 shares                             137,824
    *       American Century                              Strategic Alloc: Cons, 58,022 shares                             303,459
    *       American Century                              Strategic Alloc: Mod, 2,515,426 shares                        14,866,168
            Barclays                                      EAFE Equity Index, 9,995 shares                                   78,368
            Barclays                                      Extended Equity Market, 25,437 shares                            292,276
            Barclays                                      Global Investors S&P 500 Stock, 698,558 shares                22,717,124
            Barclays                                      Lehman Aggregate Bond Index, 12,825 shares                       136,204
            Franklin                                      Small Cap Growth, 343,233 shares                              10,698,589
    *       JP Morgan                                     Stable Value, 752,571 shares                                  75,257,117
            Lord Abbett                                   Affiliated - Class A, 460,153 shares                           6,299,501
            MFS                                           Investors Growth Stock , 1,009,140 shares                     13,007,823
            Neuberger & Berman                            Genesis Trust, 218,310 shares                                  6,355,009
            PIMCO                                         Capital Appreciation, 2,171,388 shares                        35,480,480
            PIMCO                                         Total Return, 717,564 shares                                   7,505,725
                                                                                                                   ---------------
                     Total Mutual Funds                                                                                262,400,865
                                                                                                                   ---------------
          Participant Directed:
    *       American Century Brokerage Accounts           Various investments                                            3,979,226
    *       Reynolds and Reynolds Company                 Common stock, 11,942 shares                                      289,593
                                                                                                                   ---------------
                     Total Participant Directed Funds                                                                    4,268,819
                                                                                                                   ---------------
          Participant Loans                               Interest rates ranging from 5 % - 9 %                         13,236,266
                                                                                                                   ---------------
          TOTAL                                                                                                    $   279,905,950
                                                                                                                   ===============


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.

SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       THE REYNOLDS AND REYNOLDS

                                       COMPANY 401(K) SAVINGS PLAN




                                       /s/ Dale L. Medford



                                       ------------------------------------

                                       Dale L. Medford, Executive Vice President

                                       and Chief Financial Officer

Dated: June 28, 2002